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NEWS RELEASE                                                  MACKENZIE
                                                              PARTNERS, INC.
                                                              156 FIFTH AVENUE
                                                              NEW YORK, NY 10010
                                                              212 929-5500
                                                              FAX 212 929-0308

FOR IMMEDIATE RELEASE

Contact:  Mark Harnett
          MacKenzie Partners, Inc.
          929-5877



             INVACARE ANNOUNCES "BEST AND FINAL" INCREASE IN OFFER PRICE
                          FOR HEALTHDYNE TECHNOLOGIES TO $15

Elyria, Ohio -- (June 4, 1997) -- Invacare Corporation (NASDAQ/NMS:IVCR) announced today that its wholly owned subsidiary I.H.H. Corp. has increased the price in its tender offer for all outstanding shares of common stock of Healthdyne Technologies, Inc. (NASDAQ/NMS:HDTC) from $13.50 to $15.00 per share, net to the seller in cash without interest thereon, upon the other terms and subject to the conditions set forth in the Offer to Purchase dated January 27, 1997, as amended and supplemented by the Supplement thereto dated April 4, 1997, and the related Letter of Transmittal. The increased offer represents a premium of approximately 70% over Healthdyne's $8.88 stock price on the trading day before Invacare made its initial acquisition proposal.

A. Malachi Mixon, III, Invacare's Chairman and Chief Executive Officer, said, "This substantial increase -- made in the interest of bringing this unnecessarily drawn-out process to an end -- represents our best and final offer for Healthdyne. Absent a negotiated transaction in which Healthdyne's management is able to substantiate additional value to our satisfaction, we do not intend to raise our price again."

"Let me add that if Healthdyne's shareholders do not elect our nominees at the upcoming July 30 annual meeting so as to permit our transaction to go forward, we fully intend to evaluate all our options at that time, including withdrawing our offer and/or disposing of some or all of our 600,000 shares of Healthdyne stock."

"In light of our increased offer, which fully reflects current market estimates of Healthdyne's future performance, I once again call on Chairman Parker H. Petit and the rest of Healthdyne's management to meet with us promptly to discuss a mutually agreeable transaction. Alternatively, we urge them to take the necessary actions to remove Healthdyne's defensive measures with respect to our transaction to permit their shareholders to take immediate advantage of our premium offer, which we are confident is simply too compelling to pass up."

The tender offer is currently scheduled to expire at 12:00 midnight, New York City time, on Friday, June 20, 1997, unless further extended in the manner described in the above-described Offer to Purchase and Supplement.

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INVACARE/HEALTHDYNE                                                            2
JUNE 4, 1997
PAGE TWO



                               PARTICIPANT INFORMATION

Invacare may solicit proxies for Healthdyne's 1997 annual meeting with respect to the above-described nominees and its previously announced proposals. Besides Invacare and the nominees, other participants in this solicitation may include the following directors and/or executive officers of Invacare: A. Malachi Mixon, III (Chairman, Chief Executive Officer and Director), Gerald B. Blouch (President, Chief Operating Officer and Director), Thomas R. Miklich (Chief Financial Officer, Secretary, General Counsel and Treasurer), Joseph B. Richey, II (Senior Vice President--Total Quality Management and Director), Donald P. Andersen (Group Vice President--Respiratory Products) and Louis F.J. Slangen (Senior Vice President--Sales & Marketing). Although Salomon Brothers Inc ("Salomon Brothers"), which is acting as dealer manager in connection with the tender offer and serving as financial advisor to Invacare in connection with the proposed acquisition of Healthdyne, does not admit that it or any of its directors, officers, employees or affiliates is a "participant", as defined in
Schedule 14A promulgated by the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, or that such Schedule 14A requires the disclosure of certain information concerning them, the following employees of Salomon Brothers may assist Invacare in such a solicitation: Scott Wilson (Managing Director), Wilder Fulford (Managing Director), John Fowler (Managing Director), John Chambers (Director) and Sarah Barnes (Vice President).

Invacare beneficially owns an aggregate of 600,000 shares of Healthdyne's common stock. Salomon Brothers will receive customary financial advisor and dealer manager fees, reimbursement and indemnification from Invacare in connection with the tender offer and any acquisition by Invacare of Healthdyne. Salomon Brothers will not receive any additional fee for or in connection with assisting in any solicitation of proxies. Salomon Brothers engages in a full range of investment banking, securities trading, market-making and brokerage services for institutional and individual clients. In the ordinary course of its business, Salomon Brothers maintains customary arrangements and effects transactions in the securities of Healthdyne for the accounts of its customers. As a result of its engagement by Invacare, Salomon Brothers has restricted its proprietary trading in the securities of Healthdyne (although it may still execute trades for customers on an unsolicited agency basis).